UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER:	000-55137
CUSIP NUMBER:	83427E209

(Check One):	[X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

SOLO INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

871 Coronado Center Drive, Suite 200
Address of Principal Executive Office (Street and Number)

Henderson, NV 89052
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended September 30, 2014 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  As a result, the Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to the filing deadline of December 29, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michel Cooper Smith	(888)	612-9246
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
Our operating loss totaled $90,611 for the fiscal year ended September 30, 2014 as compared to an operating loss of $180,514 for the fiscal year ended September 30, 2013. The decrease in operating losses results mainly from  a reduction in professional fees to $39,745 in fiscal 2014 as compared to $65,316 in fiscal 2013, a reduction to exploration expense from 17,630 in fiscal 2013 to Nil in the current fiscal year,  and a reduction to other general and administrative expenses to $17,366 in fiscal 2014 as compared to $65,068 in fiscal 2013.

The net loss for fiscal 2014 was $437,725 as compared to $356,026 in fiscal 2013 and includes interest expenses of $131,434 for fiscal 2014 as compared to $175,512 in 2013 and derivate expenses of $215,680 for fiscal 2014 with no comparative expense in fiscal 2013.

SOLO INTERNATIONAL, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 29, 2014	By:	/s/ Michael Cooper Smith
		Name:	Michael Cooper Smith
		Title:	President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).